United States securities and exchange commission logo





                           May 10, 2024

       Naveen Krishnarao Kulkarni
       Chief Executive Officer and President
       Quantumzyme Corp.
       15656 Bernardo Center Drive
       Suite 801
       San Diego, CA 92127

                                                        Re: Quantumzyme Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 29,
2024
                                                            File No. 024-12403

       Dear Naveen Krishnarao Kulkarni:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

       Amendment 2 to Offering Statement on Form 1A submitted April 29, 2024

       Description of Business
       The Quantumzyme Solution, page 25

   1. We note your revised disclosure in response to comment 4. I appears from the revised disclosure that, thus
far, you have engineered one product, an enzyme that you believe could be used in the
manufacture of Ibuprofen, as disclosed on page 21. If so, please revise to clarify what
further steps would be needed for you to commercialize this
                                                        product. For example,
does it require FDA approval, and if so, disclose what type of FDA review would be
required. To the extent you have begun any other programs and they are currently material to
your business, disclose at what phase of development you have reached with those
programs. Finally, we note that you conduct your research and development activities
at offsite facilities. Revise to clarify whether you lease or own those facilities and
any agreements you have for their use.
 Naveen Krishnarao Kulkarni
Quantumzyme Corp.
May 10, 2024
Page 2

       Please contact Robert Augustin at 202-551-8483 or Abby Adams at 202-551-6902 with any other questions.



                                                       Sincerely,
FirstName LastNameNaveen Krishnarao Kulkarni
                                                       Division of Corporation
Finance
Comapany NameQuantumzyme Corp.
                                                       Office of Industrial
Applications and
May 10, 2024 Page 2                                    Services
FirstName LastName